Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations attributable to common shareholders	$424,969	$395,497	$336,249	$335,663	$251,225
Income taxes	245,095	244,396	192,542	170,465	152,574
Fixed charges	202,457	214,227	238,286	234,184	227,274
Total earnings	$872,521	$854,120	$767,077	$740,312	$631,073

Fixed Charges:
Interest charges	$194,616	$205,533	$229,326	$225,269	$218,969
Amortization of debt discount	4,046	4,215	4,616	4,559	4,675
Estimated interest portion of annual rents	3,795	4,479	4,344	4,356	3,630
Total fixed charges	$202,457	$214,227	$238,286	$234,184	$227,274

Ratio of Earnings to Fixed Charges (rounded down)	4.30	3.98	3.21	3.16	2.77